Filed by El Paso Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: El Paso Corporation

Commission File No.: 1-14365

Date: November 29, 2011

EP Energy Employee Retention Plan: Information for Tier II Participants

These frequently asked questions are being provided for informational purposes only. Payment of retention awards is subject to the terms and conditions of the El Paso Corporation — EP Energy Employee Retention Plan and the applicable Award Letter, which takes precedence over these FAQs in the event of any conflict.

Plan Overview

The EP Energy Employee Retention Plan is designed to reward us for remaining focused on delivering the kind of performance that’s made us so successful. The plan applies to all eligible full-time employees who were scheduled to transition to EP Energy. It consists of retention for all eligible full-time EP Energy employees (excluding officers), as well as additional retention for key EP Energy employees (including officers) identified by leadership who have certain skills necessary for the sales process and/or running our business. The following questions and answers provide additional details about the plan. Remember, a successful E&P company will not only generate the most value, but will be the most attractive to potential buyers. Toward that end, this retention plan is a clear demonstration that you are an important part of ensuring we build on our track record of high performance.

General

Q:   Why do we need a retention program?

A:           Together, we have built a valuable, high-performing E&P enterprise, one that should be attractive to potential buyers. This plan is designed to reward us for staying engaged and focused as the sale process progresses. Programs such as this one, which provide retention to an entire team, are unique. However, E&P leadership felt it was important to recognize the key role we each play in preserving the essence of the EP Energy organization.

Q:          Is this retention award part of my severance?

A:           No. The retention awards are being made pursuant to the terms and conditions of the EP Energy Employee Retention Plan and are not part of any other plan, program, or agreement, including our annual incentive and severance plans. If you are not eligible for severance, you would still be eligible for your retention award.

Eligibility

Q:          Who is eligible to participate in the plan?

A:           The plan applies to all full-time employees who were scheduled to transition to EP Energy and who are designated to participate in the plan by the company. The plan consists of retention for all eligible full-time employees who are responsible for the various aspects of our business (Tier I participants), key employees who have certain skills needed for the sales process and/or running our business (Tier II-B participants), and full-time employees who are officers of the EP Energy business (Tier II-A participants), in each case as designated by the company.

Q:          Are Shared Services employees who were scheduled to move to EP Energy as part of the separation eligible for retention?

A:           Yes. All employees who were part of EP Energy as of November 15 and who are designated to participate in the plan by the company will be eligible to participate in the plan.

Q:          Who was selected to be part of Tier II?

A:           Employees eligible to be Tier II participants in the program are key full-time employees identified by E&P leadership who have certain skills necessary for the sales process and/or running our business.

Retention Bonus Pools

Q:          What is the value of my retention bonus?

A:           Your individualized award letter provides the specific amount you’re eligible to receive under the Tier I portion of the retention plan and the minimum percentage of the applicable pool you’re eligible to receive under the Tier II portion of the retention plan.

Q:          How big are the pools?

A:           For Tier I eligible participants, the pool will be up to $20 million. The size of the Tier II pool will depend on the level of proceeds from the sale of the EP Energy business and the time at which the assets are sold.

Q:          Will the pools grow larger if employees resign?

A:           As outlined in the plan, participants whose employment terminates for any reason prior to the closing date of the KMI/EP merger or who resign or are terminated for cause on or after the closing date of the merger will forfeit their retention awards. Because each Tier I participant is eligible to receive a specific dollar amount under the Tier I portion of the retention plan, the Tier I pool will be reduced by the amount of retention awards that are forfeited. For Tier II participants, the pool will not be reduced by forfeitures.

Payments

Q:          When will payments be made for Tier I participants?

A:           Payments for Tier I participants will be made following their Tier I Designated Date, which is the earlier of:

•                  The first anniversary of the closing date of the KMI/EP merger;

•                  The date upon which at least 85 percent of the EP Energy assets are sold;

•                  For those employees who are assigned to a specific asset, the date upon which the asset is sold.

Apart from the above, the timing of payment will be accelerated in the event of an involuntary termination without cause on or after the closing date of the KMI/EP merger.

Q:          What is the threshold for triggering Tier I retention payments based on the value of assets sold?

A:           The threshold will be met when at least 85 percent of the EP Energy assets have been sold or divested. The percentage is calculated based on the relative values of the assets determined by E&P leadership and agreed to by Kinder Morgan.

Q:          How do I know if I’m assigned to a specific asset?

A:           Your individual award letter will specify if you’re assigned to a particular asset.

Q:          What if my Tier II award letter doesn’t assign me to a specific asset?

A:           As part of the plan, some employees will be assigned responsibility for facilitating the sale or divestiture of a particular asset. Other employees will have more global responsibilities as part of the sale process. If you are not assigned a specific asset in your award letter, you will be eligible for a Tier I retention award when at least 85 percent of the EP Energy assets have been sold or divested or no later than the first anniversary of the closing date of the KMI/EP merger, subject to your satisfaction of any continued employment requirements as described in the plan. This percentage is calculated based on the relative values of the assets determined by E&P leadership and agreed to by Kinder Morgan.

Q:          If I’m assigned to a specific asset, does that mean the asset must be sold separately for me to receive payment of my Tier I award?

A:           No. Kinder Morgan has said publicly that it would prefer to sell our E&P company in one piece and that they hope to have the sale completed concurrent with the closing of the El Paso acquisition in the second quarter of 2012, subject to customary regulatory approvals.

Q:          When will payments be made for Tier II participants?

A:           Payments of the Tier II awards will be made to eligible Tier II participants on the first anniversary of the closing date of the KMI/EP merger, which is referred to as the Tier II Designated Date. Tier I bonuses for Tier II participants will be made as appropriate under the Tier I guidelines.

Q:          When will we know the value of the Tier II pools?

A:           The specific schedule that details Tier II pool funding is being kept confidential until a point in the sale process when it can be disclosed without creating a competitive disadvantage to us in the sale process. However, the Tier II pool funding is based on the level of proceeds from the sale of the EP Energy business and the time at which the assets are sold. This means that a higher sale price for the EP Energy business will generally result in greater Tier II retention payouts.

Q:          What if I’m terminated before the payment date?

A:           If you’re involuntarily terminated without cause on or after the closing date of the KMI/EP merger, but before you receive the applicable retention payment, you will receive your retention payment (in the case of Tier II bonuses, based on the outcome of the sale). Your Tier I retention award will be paid as soon as reasonably practicable following your termination event, subject to the terms and conditions of the plan. Your Tier II retention awards will paid (based on the outcome of the sale) as soon as reasonably practicable following the first anniversary of the closing date of the KMI/EP merger, subject to the terms and conditions of the plan.

Q:          What if I’m assigned to a specific asset, and it is sold before the other EP Energy assets are sold?

A:           Your award letter will specify if you are associated with an asset. If the asset you’re associated with is sold before the other EP Energy assets are sold, the sale would be a payment triggering event for your Tier I retention bonus, and you would receive your Tier I retention bonus subject to the terms and conditions of the plan.

Q:          How will I know when the asset to which I have been assigned has been sold or another payment trigger has occurred?

A:           No later than two business days after your applicable retention payment trigger date, Human Resources will notify you that a payment trigger has occurred and will provide you with a Release of Claims form, a legal document each participant must sign to receive payment as described in the plan document. You’ll have to sign and return the Release of Claims form to the company, and (if applicable) not revoke it, all within time periods which will be clearly described in the Release of Claims form. Payments will be made in a single lump sum as soon as reasonably practicable thereafter. As always, the company will withhold the appropriate federal, state, local, or foreign taxes.

Q:          Can we review an advance copy of the Release of Claims form?

A:           You will have a period of time to review the form as part of the payment process. This period will be clearly described in the Release of Claims form.

Q:          How will I know whether I need to sign a full or limited release?

A:           If you’ve already signed a full release related to a severance package, you will only need to sign a limited release. Otherwise, you’ll need to sign a full release to receive any retention amount.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Kinder Morgan, Inc. (“KMI”) has filed with the SEC a Registration Statement on Form S-4 in connection with the proposed transaction including a preliminary Information Statement/Prospectus of KMI and a preliminary Proxy Statement of El Paso Corporation (“EP”). The Registration Statement has not yet become effective.  Following the Registration Statement having been declared effective by the SEC, KMI and EP, plan to file with the SEC and mail to their respective stockholders a definitive Information Statement/Proxy Statement/Prospectus in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED BY KMI OR EP, INCLUDING THE DEFINITIVE INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the preliminary

Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by KMI and EP through the web site maintained by the SEC at www.sec.gov or by phone, e-mail or written request by contacting the investor relations department of KMI or EP at the following:

	Kinder Morgan, Inc.	El Paso Corporation
Address:	500 Dallas Street, Suite 1000	1001 Louisiana Street
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 420-5855
Email:	kmp_ir@kindermorgan.com	investorrelations@elpaso.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

KMI and EP, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding KMI’s directors and executive officers is contained in KMI’s Form 10-K for the year ended December 31, 2010, which has been filed with the SEC. Information regarding EP’s directors and executive officers is contained in EP’s Form 10-K for the year ended December 31, 2010, and its proxy statement dated March 29, 2011, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Information Statement/Proxy Statement/Prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMI and EP, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, the sale of EP’s exploration and production assets, the possible drop-down of assets and any other statements about KMI or EP managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory, shareholder approvals and the satisfaction of other conditions to consummation of the transaction; the possibility that financing might not be available on the terms committed; the ability to consummate contemplated asset sales; the ability of KMI to successfully integrate EP’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in KMI’s and EP’s Annual Reports on Form 10-K for the year ended December 31, 2010, and their most recent quarterly reports filed with the SEC. KMI and EP disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.